082-35116

[redacted]

08004671

MAYER • BROWN

Mayer Brown LLP
1909 K Street, N.W.
Washington, D.C. 20006-1101

Main Tel (202) 263-3000
Main Fax (202) 263-3300
www.mayerbrown.com

Elizabeth A. Hennigan
Direct Tel (202) 263-3467
ehennigan@mayerbrown.com

August 19, 2008

SUPPL

SEC
Mail Processing
Section

AUG 19 2008

Washington, DC
105

Securities and Exchange Commission
100 F Street NE
Washington, DC 20549

Re: <u>Ongoing Compliance with Rule 12g3-2(b) Exemption for Bank Leumi</u>

Dear Sir or Madam:

Bank Leumi le-Israel B.M. ("Bank Leumi") filed an application with the U.S. Securities and Exchange Commission regarding an exemption from the ongoing reporting requirements of the U.S. Securities Act of 1934, as amended pursuant to Rule 12g3-2(b) thereunder. Pursuant to this exemption, enclosed please find translations of an Immediate Report of the Arab Israel Bank Financial Statements, dated August 17, 2008, and an Immediate Report of a change in the securities of the Corporation, dated August 12-19, 2008.

Sincerely,

Elizabeth A. Hennigan
Practice Group Assistant

PROCESSED
SEP 04 2008
THOMSON REUTERS

Enclosures

dlw 9/2

Furnished pursuant to Rule 12g3-2(b)
Bank Leumi le-Israel B.M.
File No. 02-35116

Summary Translation of Immediate Report

Bank Leumi le-Israel B.M.

Registration No. 520018078
Securities of the Corporation are listed on The Tel Aviv Stock Exchange
Abbreviated Name: Leumi
Leumi House, 34 Yehuda Halevi Street, Tel Aviv 65546
Phone: + 972 3 5148111, + 972 3 5149419; Facsimile: + 972 3 5149732
Electronic Mail: jennifer@bll.co.il

17 August 2008

To: Israel Securities Authority (www.isa.gov.il)
The Tel Aviv Stock Exchange (www.tase.co.il)

Immediate Report

Nature of the Event: Arab Israel Bank – Financial Statements

Bank Leumi le-Israel B.M. (the "Bank") announces that the Bank's subsidiary, Arab Israel Bank Ltd. ("Arab Israel Bank") has published its financial statements for the first half of 2008.

Net profit of Arab Israel Bank amounted to NIS 47.7 million in the reported period, compared with net profit of NIS 47.1 million in the corresponding period of 2007 – an increase of 1.3%.

Net return on shareholders' equity in the reported period amounted to 28.5% on an annual basis, compared with 28.3% in the corresponding period in 2007.

Total income amounted to NIS 170.2 million in the first half of 2008, compared with NIS 150.9 million in the corresponding period in 2007 – an increase of 12.8%.

The increase in net profit in the first half of 2008 is explained mainly by an increase of 10.8% in net interest income before provision for doubtful debts, and an increase of 17.3% in operating and other income, which were partially offset by an increase in operating and other expenses of 18.5%.

Net interest income before provision for doubtful debts amounted to NIS 116.0 million in the first half of 2008, compared with NIS 104.7 million in the corresponding period in 2007 – an increase of 10.8%. Net interest income before provision for doubtful debts for the second quarter of 2008 amounted to NIS 59.5 million, compared with NIS 54.3 million in the corresponding period in 2007 – an increase of 9.6%.

Provision for doubtful debts amounted to NIS 7.8 million in the first half of 2008, compared with NIS 3.2 million in the corresponding quarter in 2007. Provision for doubtful debts in the second quarter of 2008 amounted to NIS 5.2 million, compared with NIS 0.7 million in the corresponding quarter in 2007.

Operating and other income amounted to NIS 54.2 million in the first half of 2008, compared with NIS 46.2 million in the corresponding quarter in 2007 – an increase of 17.3%. Operating and other income in the second quarter of 2008 amounted to NIS 26.5 million, compared with NIS 24.6 million in the corresponding quarter in 2007 – an increase of 7.7%.

Total income after provision for doubtful debts amounted to NIS 162.4 million in the first half of 2008, compared with NIS 147.7 million in the corresponding quarter in 2007 – an increase of 10.0%. Total income after provision for doubtful debts in the second quarter of 2008 amounted to NIS 80.8 million, compared with NIS 78.2 million in the corresponding quarter in 2007 – an increase of 3.3%.

Operating and other expenses amounted to NIS 85.3 million in the first half of 2008, compared with NIS 72.0 million in the corresponding period in 2007 – an increase of 18.5%. Operating and other expenses in the second quarter of 2008 amounted to NIS 40.9 million, compared with NIS 40.7 million in the corresponding period in 2007 – an increase of 0.5%.

Total assets as at 30 June 2008 amounted to NIS 4,507.3 million, compared with NIS 4,216.3 million as at 31 December 2007 (an increase of 6.9%), and NIS 3,989.9 million as at 30 June 2007 (an increase of 13.0).

Date and time at which the corporation first became aware of the event or matter:
14 August 2008 at 15:00.

Name of Electronic Reporter: Jennifer Janes, Position: Executive Vice President, Group Secretary
POB 2 Tel Aviv 61000, Phone: + 972 3 5149419, Facsimile: + 972 3 5149732,
Electronic Mail: jennifer@bll.co.il

Furnished pursuant to Rule 12g3-2(b)
Bank Leumi le-Israel B.M.
File No. 02-35116

Summary Translation of Immediate Report

Bank Leumi le-Israel B.M.

Registration No. 520018078
Securities of the Corporation are listed on The Tel Aviv Stock Exchange
Abbreviated Name: Leumi
Leumi House, 34 Yehuda Halevi Street, Tel Aviv 65546
Phone: + 972 3 5148111, + 972 3 5149419; Facsimile: + 972 3 5149732
Electronic Mail: jennifer@bll.co.il

12-19 August 2008

To: Israel Securities Authority (www.isa.gov.il)
The Tel Aviv Stock Exchange (www.tase.co.il)

Immediate Report of a Change in the Securities of the Corporation

The Corporation announces that from 12 to 19 August 2008, there were changes in the number of securities of the Corporation, as follows:

1. Description of the Nature of the Change:
   1. Exercise of additional options of the Bank.

Date of Change	Nature of Change	Type and Name of Security in relation to which the Change Occurred	Tel Aviv Stock Exchange Registration No.	Amount of the Change	Executed through the Stock Exchange Clearing House
12 August 2008	Exercise of Options	Leumi Options 01/06	6040125	72,215	No
19 August 2008	Exercise of Options	Leumi Options 01/06	6040125	64,002	No

2.a. Status of the Share Capital of the Corporation following the Changes:

Name and Type of Share	Tel Aviv Stock Exchange Registration No.	Number of Shares in the Registered Capital	Issued and Paid Up Share Capital	
			Amount in Previous Report	Current Amount
Leumi	604611	1,715,000,000	1,470,638,044	1,470,774,261

b. Status of Other Securities of the Corporation:

Security Registration No.	Name of the Security	Amount in the Previous Report	Current Amount	Traded on the Stock Exchange
6040075	Leumi Subordinated Capital Notes (Series A)	213,676,322	213,676,322	Yes
6040091	Leumi Special Capital Notes	321,900,000	321,900,000	No
6040125	Leumi Options 01/06	27,027,632	26,891,415	No
6010133	Leumi A – Commercial Paper	332,700,000	332,700,000	No

c. Updated registers of security holders of the Corporation, including the register of stockholders, register of option holders, register of note holders and register of commercial paper holders are available to the public through the Distribution Website of the Israel Securities Authority (http://www.magna.isa.gov.il/)

Notes:

1. The balance of the options (Leumi Options 01/06) issued on 14 February 2006 are exercisable at the rate of one share for every option until 14 February 2009.
2. In 1998 and 1999, a total of NIS 641,029,122 par value Subordinated Capital Notes (Series A) were issued, to be repaid in 6 equal annual payments on 30 September of each year beginning from 2004.
3. NIS 321,900,000 par value Deposits/Subordinated Capital Notes which were issued on 5 June 2002 are convertible, under certain circumstances, into 138,064,577 ordinary shares of the Bank.

Name of Electronic Reporter: Jennifer Janes, Position: Executive Vice President, Group Secretary
POB 2 Tel Aviv 61000, Phone: + 972 3 5149419, Facsimile: + 972 3 5149732,
Electronic Mail: jennifer@bll.co.il

END

12g3-2(b)

Regulatory Announcement

Go to market news section

Free annual report

Company	Trinity Mirror PLC
TIDM	TNI
Headline	Holding(s) in Company
Released	13:11 13-Aug-08
Number	2564B13

RNS Number : 2564B
Trinity Mirror PLC
13 August 2008

TR-1: Notifications of Major Interests in Shares

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:	**TRINITY MIRROR PLC**
2. Reason for notification (yes/no)	
An acquisition or disposal of voting rights	**YES**
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	
An event changing the breakdown of voting rights	
Other (please specify):_____________	
3. Full name of person(s) subject to	**STANDARD LIFE**

notification obligation:	INVESTMENTS LTD
4. Full name of shareholder(s) (if different from 3):	**VIDACOS NOMINEES**
5. Date of transaction (and date on which the threshold is crossed or reached if different):	**11.08.08**
6. Date on which issuer notified:	**12.08.08**
7. Threshold(s) that is/are crossed or reached:	**5%**

8: Notified Details

A: Voting rights attached to shares

Class/type of shares If possible use ISIN code	Situation previous to the triggering transaction		Resulting situation after the triggering transaction				
	Number of shares	Number of voting rights	Number of shares	Number of voting rights		Percentage of voting rights	
				Direct	Indirect	Direct	Indirect
Ordinary GB0009039941	14,252,104	14,252,104	11,917,051	3,417,420	8,499,631	1.326%	3.298%

B: Financial Instruments

Resulting situation after the triggering transaction

Type of financial instrument	Expiration date	Exercise/ conversion period/date	No. of voting rights that may be acquired (if the instrument exercised/converted)	Percentage of voting rights

Total (A+B)	
Number of voting rights	Percentage of voting rights
11,917,051	4.625 %

9. Chain of controlled undertakings through which the voting rights and /or the financial instruments are effectively held, if applicable:
Standard Life Investments Ltd

Proxy Voting:	
10. Name of proxy holder:	
11. Number of voting rights proxy holder will cease to hold:	
12. Date on which proxy holder will cease to hold voting rights:	

13. Additional information:	
14 Contact name:	Alison Kennedy Corporate Governance Manager - Engagement Standard Life Investments Ltd.
15. Contact telephone name:	(0131) 245 2289

This information is provided by RNS
The company news service from the London Stock Exchange

END

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